EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 25, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F__

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES __ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO SANTANDER CENTRAL HISPANO, S.A.

Table of Contents

Santander Central Hispano

MAJOR EVENTS

SANTANDER CENTRAL HISPANO STRENGTHENS CORPORATE GOVERNANCE MODEL WITH THE MOST ADVANCED INTERNATIONAL PRACTICES

Anti-takeover measures suppressed. Three new independent Board members named. Independent Vice-Chairman created and audit and control committee reinforced. Maximum transparency.

Santander, Spain, June 24, 2002 – Santander Central Hispano chairman Emilio Botín, addressing the ordinary shareholders meeting here today, announced a range of far-reaching measures aimed at raising standards of corporate governance, and which incorporate the most advanced international practices in this area.

The measures aim at eliminating obstacles to equal treatment and value creation for shareholders, while strengthening the audit and control committee and increasing transparency. To this end, the Board has approved new by-laws for its own activities, with ground rules for organization, functioning and conduct.

Supression of anti-takeover clauses

With the goal of making fully effective the principles of equal treatment and objectives of creating shareholder value, the Board has agreed to submit to the next Shareholders Meeting a modification of the Bank's statutes that annuls the so-called anti-takeover clauses.

Thus, the limit on the number of votes that can be exercised by a single shareholder is eliminated, as well as the majority votes required to adopt certain agreements at the Shareholders Meeting. At the same time, the existing statutory requirements for eligibility for the post of Board member as well as that of Chairman and Vice-Chairman are eliminated.

Shareholder control is also increased on remuneration packages linked to shares or share options, as well as any other referenced in any way to the Bank's shares, by making such schemes subject to approval by the

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

Shareholders Meeting, regardless of the beneficiaries and not just for Board members and Executive Vice Presidents, as in the existing statutes.

Three new independent board members named

The Shareholders Meeting has named three new independent Board members: Juan Abelló, Guillermo de la Dehesa and Abel Matutes. As a result, the Board will consist of 21 members – five executive and 16 external non-executive members, of which 9 are independent. Guillermo de la Dehesa will join the executive committee.

In his address today, Botín said: "I consider it essential that our Board has members of great prestige and professional achievement, that invest in the Bank, that do not rely on statutory benefits to earn their living, that have recognized experience to bring to Board activities. Summing up, that they are truly independent."

The new Board norms do not refer to any age limit for Board members. "Age in itself is not a determining factor in identifying a potential Board member, or in the importance to the Company of incorporating a member to its Board," added Botín.

Independent Vice-Chairman and audit and Control Committee

The new norms give special importance and autonomy to the Audit and Control committee, which will consist exclusively of external Board members, with a majority of independents, one of which will chair the committee. Manuel Soto is named chairman of this committee, and is also designated independent Vice-Chairman of the Board and coordinator of the independent Board members.

This committee proposes the appointment of the external Auditor, while ensuring its independence as well as the flow of financial information and internal control systems. This committee´s supervisory powers are reinforced in the following manner: its chairman will intervene in the General Shareholders Meeting where company accounts are submitted for approval; the committee will respond to initiatives, suggestions or complaints made by shareholders; it will supervise internal audit functions and require as much information as it deems necessary; the committee or any member can require information of any aspect of the Company from any executive, employee or unit, which it considers necessary: and may at its own discretion contract external advice.

Maximum transparency

The Bank is firmly committed to maximum transparency. To achieve this, the Board has responsibility for providing rapid, precise and reliable information on the Bank's activities, not only to shareholders but also to stakeholders – employees, customers, suppliers and supervisory bodies.

Regarding transparency on remuneration, Botín said that "beyond what is required I wish to inform shareholders of the income I have received as Chairman in 2001 and which has totalled 1.02 million euros in salary and 1.5 million euros in bonus. In all, 2.52 million euros. In my case, the contribution made by the Bank to the internal pension fund in 2001 has been 840,000 euros. I did not receive any stock options last year.

Audit and other measures

- Internal audit services will report to the Board.

- The impartiality of external audit is reinforced: the audit and control committee will ensure the independence of the auditor, whose fees will not exceed 2% of total revenues during the previous financial year, and the partner responsible must be substituted every 7 years. Consultancy services will not be contracted with the external auditor.

    - A rapid and efficient procedure will give Board members the widest possible powers to require information and inspect any aspect of the Company.

    - An appointments and remuneration committee is created, incorporating the most advanced principles as regards its composition and functions. It will comprise only external Board members, with a majority of independents and be chaired by an independent Board member. This committee will propose the nature and amount of remuneration of Board members.

- Board members may hire legal, accounting or financial consultants, as well as other expert advice, and charge this to the Bank.

- Board members will be sent all the necessary information prior to meetings of the Board.

- Remuneration of Board members will be linked to results of the Company.

- Remuneration packages linked to the short-term performance of the share price will be avoided.

- List of Board member obligations. The norm includes obligations of confidentiality, competitive concerns, to abstain and disclose in cases of conflict of interests, to not make use of Bank facilities for personal interest nor of information that has not been made public, and to not take advantage of business opportunities for personal gain.

Second Vice Chairman and CEO Alfredo Sáenz also spoke to the Shareholders Meeting, referring to the fact that last year the Bank increased net attributable income by 10% to 2,486 million euros, one of the biggest increases among major international banks and the highest level of profit achieved by a Spanish company last year. This profit gain was accompanied by a major effort in balance sheet strengthening, with BIS ratio standing at 12.04%.

On Argentina, he said "up till now we have demonstrated our commitment to the country. And we have set no deadline for remaining there. We hope to continue working and contributing to the economic and financial development of Argentina."

Turning to first quarter results, he said the Group achieved net attributable income of 670.5 million euros, in line with the objective of a 10% increase for the year as a whole.

This year, the Group is focussed on increasing revenues, an objective that will be met by intensifying business penetration, optimizing spreads, seeking greater efficiency in obtaining fees, and seeking new business opportunities. This will be achieved, he said, while maintaining asset quality and continuing cost reduction in line with previous years.

"Improved technology is another key objective. The present platform will be migrated to a new one which will make technology a competitive advantage for the Group."

As regards the investment portfolio of the Bank, he said that "we are present where we want to be, as is the case in Unión Fenosa and Cepsa, and we will continue as long as we believe we are thereby making the best use of our capital."

Finally, referring to Brazil, he said that "the fiscal and monetary fundamentals of the Brazilian economy and the proven ability of the authorities of this country to respond to the challenge will ultimately bring calm to the markets."

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER CENTRAL HISPANO, S.A.

Date: June 25, 2002

By: ______________________
Name: José Luis del Valle
Title: Executive Vice President